FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending  January 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the
Ordinary shares of GlaxoSmithKline plc by Mr S A Hussain
arising from the purchase of
Ordinary shares through the Company's Share Reward Plan ("the Plan") which the under-mentioned
person
 e
ntered on
5 October 2001
:

	Purchase Date	Purchase Price
Acquisition of 9 Ordinary shares under the partnership element of the Plan (personal contribution)	9 September 2008	£12.72
Acquisition of 9 Ordinary shares under the matching element of the Plan (Company contribution)	9 September 2008	£12.72
Acquisition of 12 Ordinary shares under the partnership element of the Plan (personal contribution)	9 October 2008	£11.20
Acquisition of 12 Ordinary shares under the matching element of the Plan (Company contribution)	9 October 2008	£11.20
Acquisition of 10 Ordinary shares under the partnership element of the Plan (personal contribution)	11 November 2008	£12.15
Acquisition of 10 Ordinary shares under the matching element of the Plan (Company contribution)	11 November 2008	£12.15
Acquisition of 10 Ordinary shares under the partnership element of the Plan (personal contribution)	9 December 2008	£12.30
Acquisition of 10 Ordinary shares under the matching element of the Plan (Company contribution)	9 December 2008	£12.30

The Company and the above-mentioned person were advised of this information on 8 January 2009
.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Simon Bicknell
Company Secretary

9 January

2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  January 09, 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc